Exhibit 99.2

Management’s Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

introduction

The following management’s discussion and analysis ("MD&A") was prepared by management of Standard Lithium Ltd. based on information available as of August 10, 2026 and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes thereto for the three and six months ended June 30, 2026 and the audited consolidated financial statements and the notes thereto for the year ended December 31, 2025. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). All dollar figures are expressed in United States dollars ("USD") unless otherwise noted. These documents and additional information are available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

References in this MD&A to "Standard Lithium", "we", "our" and "us" mean Standard Lithium Ltd.

Additional information, including our annual information form for the year ended December 31, 2025 (the "AIF"), is available under our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Unless indicated, additional external information, and documents referenced within this MD&A, do not form part of this MD&A.

Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively referred to herein as "forward-looking information"). The forward-looking information relates to future events or our future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "would", "believe", "scheduled", "implement" and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or our expectations relating to such matters: our planned exploration, research and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of lithium extraction at our direct lithium extraction ("DLE") demonstration plant (the "Demonstration Plant"); commercial opportunities for lithium products; filing of technical reports; expected results of ongoing and future exploration; accuracy of mineral or resource exploration activity; ability to secure further leasehold positions and perform further exploration drilling; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; our budget estimates and expected expenditures on our properties; anticipated timelines for a Final Investment Decision ("FID") and production at the resource development project in southwest Arkansas (the "South West Arkansas Project"); regulatory or government requirements or approvals; the reliability of third party information; continued existence and success of any joint ventures; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of our business and operations; changes in exploration costs and government regulation in Canada and the United States ("U.S."); competition for, among other things, capital, customers, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; our funding requirements and ability to raise capital; geopolitical instability; war (such as U.S. military intervention in Iran and Russia's invasion of Ukraine); and other factors or information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

forward-looking information listed above, we have made assumptions regarding, among other things: current technological trends; our ability to fund, advance and develop our properties; our ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; impacts of changes in current and future trade agreements, legislation, regulations, import tariffs and other similar trade barriers, increases in geo-political tension and tension with respect to lithium, pricing and demand for lithium, including that such demand is supported by growth in the energy security and storage market and the electric vehicle market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where we operate; impact of unknown financial contingencies; continued existence and success of joint ventures; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms, anticipated timing and results of operation and development; inflation; and the impacts of war (such as U.S. military intervention in Iran and Russia's invasion of Ukraine) on us and our business. Although we believe that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the energy security and storage market and the electric vehicle market; governmental regulation of the mining industry and specifically the critical minerals industry, including environmental regulation and permitting; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements; competition for and/or inability to retain drilling rigs and other services; inability to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; inability to secure customer offtake agreements on economically favorable terms; reliance on third parties including engineering, procurement, construction and commissioning or management contractors; potential or ongoing joint ventures; availability of capital on acceptable terms; the need to obtain required regulatory approvals; uncertainties associated with estimating mineral resources and mineral reserves, including the assumptions underlying such estimates and whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; environmental liabilities and other risks inherent in mineral extraction operations; health and safety risks; unknown financial contingencies, including litigation costs; unanticipated results of exploration activities; unpredictable weather conditions; delays in preparing technical studies, including a pre-feasibility study for the Franklin Project in east Texas (the "Franklin Project"); inability to generate profitable operations; restrictive covenants in debt instruments; lack of additional financing on acceptable terms; intellectual property risks; stock market volatility; commodity price volatility; inflation; risks related to war (such as U.S. military intervention in Iran and Russia's invasion of Ukraine) and geopolitical instability; changes in tax laws and incentive programs relating to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as the risks discussed in the section entitled "Risk Factors" in the AIF.

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A speaks as of the date of this MD&A. We do not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws in effect in the U.S. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the "CIM Standards"). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the "SEC") in Regulation S-K Subpart 1300 (the "SEC Modernization Rules") under the U.S. Securities Act of 1933, as amended.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, we are not required to provide disclosure on our mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, our disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had we prepared the information under the standards adopted under the SEC Modernization Rules.

summary of Standard lithium's business

We are a near-commercial lithium exploration and development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the U.S. We prioritize brine projects characterized by high-grade resources, robust existing local infrastructure, available skilled labor, and streamlined permitting. We aim to achieve sustainable, commercial-scale lithium production via the application of scalable and fully integrated DLE and purification processes. Recognized as a critical mineral by the U.S. Geological Survey, the U.S. Department of Energy and the Department of War, lithium holds strategic importance for energy security, the rapidly expanding energy storage sector, including standby power solutions, and electric vehicles.

Our primary focus is on projects within the Smackover Formation in southern Arkansas and in East Texas: the South West Arkansas Project and the development of prospective lithium brine areas within the Smackover Formation in East Texas, which includes the Franklin Project (the "East Texas Properties"). The South West Arkansas Project is strategically located in the Smackover Formation in southern Arkansas, a region with a long-standing and established industry of mineral extraction from brine.

The South West Arkansas Project is held through SWA Lithium Financing, LLC and its subsidiary, SWA Lithium LLC ("SWA Lithium"), and the East Texas Properties are held through Texas Lithium Financing, LLC ("Texas Lithium"). Each entity forms part of Smackover Lithium ("Smackover Lithium"), our joint venture with Equinor TDI Holdings LLC and certain of its subsidiaries (collectively "Equinor"), in which Standard Lithium holds a 55% ownership interest and Equinor holds a 45% ownership interest.

CORPORATE SUMMARY

We were incorporated under the laws of the Province of British Columbia on August 14, 1998, and were continued under the Canada Business Corporations Act on December 1, 2016. Our principal operations are comprised of exploration for and development of lithium brine properties in the U.S. We also have significant investments in joint venture arrangements for the exploration, evaluation and development of lithium brine production facilities. Our corporate office address and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. Our common shares are listed on the TSX Venture Exchange and NYSE American, LLC under the symbol "SLI".

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2026

•
In May 2026, Smackover Lithium completed the National Environmental Policy Act ("NEPA") review process for the South West Arkansas Project and received a Finding of No Significant Impact ("FONSI"), representing a significant permitting milestone in the advancement of the South West Arkansas Project.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

•
During the quarter, Smackover Lithium awarded key engineering, procurement and construction management contracts for the South West Arkansas Project to Wood Group USA Inc. in connection with its well fields, and to S&B Engineers and Constructors for the central processing facility for the South West Arkansas Project, with Hatch Ltd. providing design engineering and commissioning support to S&B. These awards represent important steps in advancing project engineering and execution activities in preparation for an FID.
•
The Demonstration Plant continued to achieve important operational milestones during the quarter, surpassing one million barrels of live Smackover Formation brine processed and completing more than 15,000 DLE operating cycles. The Demonstration Plant also achieved approximately 360,000 incident-free operating man hours.

Project Overview

Standard Lithium currently has the following material projects:

South West Arkansas Project

The South West Arkansas Project is being developed in partnership with Equinor, a multi-national energy company, encompassing approximately 30,000 net mineral acres of brine leases and is a key project in our portfolio due to its scale and the quality of its lithium-brine resource. SWA Lithium completed a Definitive Feasibility Study ("DFS") in October of 2025 for the South West Arkansas Project after finalizing Front-End Engineering Design ("FEED"). On March 9, 2026, SWA Lithium also entered into a take-or-pay offtake agreement with Trafigura Trading LLC ("Trafigura") for the purchase by Trafigura of battery-quality lithium carbonate to be produced from the South West Arkansas Project. We expect to take FID in 2026, with construction commencing shortly thereafter, and anticipate a two to three year construction timeline.

Please refer to the technical report titled "South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study, Arkansas, United States" dated effective September 3, 2025, as filed on October 14, 2025 on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the DFS of the South West Arkansas Project.

Franklin Project within the East Texas Properties

The Franklin Project, located within our broader East Texas Properties, is currently the only material project within our East Texas portfolio with a defined mineral resource estimate. On September 24, 2025, Smackover Lithium announced a maiden inferred mineral resource estimate for the Franklin Project. The Franklin Project comprises approximately 2.2 million metric tons of lithium carbonate equivalent at an average lithium concentration of 668 mg/L, together with significant bromide and potash by-products. The Franklin Project represents the first step in advancing Smackover Lithium's East Texas development strategy, which targets scalable lithium chemical production through phased expansion.

The Franklin Project forms part of a larger land position referred to as the East Texas Properties, where we, in partnership with Equinor, are acquiring mineral rights and conducting exploration for prospective lithium brine resources. The East Texas Properties are held through Texas Lithium as part of Smackover Lithium. Exploration drilling and testing results published in October 2023 from certain areas within the East Texas Properties demonstrated average lithium concentrations of 644 mg/L, with the highest concentration in brine of 806 mg/L, highlighting the potential for globally significant lithium resource concentrations in the areas being explored.

While the Franklin Project represents the current focus of technical disclosure and resource definition within the East Texas Properties, we plan to continue securing additional mineral leasehold positions and conducting further exploration, development and de-risking programs across our broader East Texas land position.

Please refer to the technical report titled "NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.'s Franklin Project, Hopkins, Franklin and Titus Counties, Texas, United States" dated effective September 24, 2025, as filed on November 5, 2025 on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the Franklin Project technical report.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

Other Projects

Demonstration Plant

We continue to successfully operate an industrial-scale DLE Demonstration Plant at the LANXESS Corporation ("LANXESS") bromine production site near El Dorado, Arkansas. The Demonstration Plant has been in operation for approximately six years and serves as a testing and optimization facility, as well as a training facility for future potential operators at our South West Arkansas Project and East Texas Properties. Activities at the Demonstration Plant are governed by a site services agreement with LANXESS, which was renewed on January 12, 2026, effective January 1, 2026.

California Properties

We have further interests in certain mineral leases and option agreements in the Mojave Desert in San Bernardino County, California (the "California Properties").

ENVIRONMENTAL

We are firmly committed to the responsible production of sustainable lithium chemicals, essential for critical minerals security, energy storage system development, and electric vehicle manufacturing. Our project selection process underscores this dedication, opting, where feasible, to use existing infrastructure, roads, rail, water, and power within well-established industrial areas with a history of timber harvesting, oil, gas, and bromine industries. Implementing DLE technology is aimed at ensuring an environmentally responsible approach, offering a reduced surface footprint and decreasing environmental impacts when compared to traditional evaporation pond methods and hard-rock lithium mining operations.

Beyond our main operations, our environmental ethos is also evident. In September 2021, our collaboration with Aqualung Carbon Capture AS ("Aqualung") marked a significant step in advancing carbon capture technology. This partnership solidified in May 2022 when we made an investment in Aqualung (the "Investment"). This was followed by a master service agreement with Telescope Innovations Corp., signaling our intent to further investigate the possible applications of captured carbon dioxide (CO2) in various chemical processes, emphasizing our forward-thinking approach to environmental sustainability.

As part of the development of the South West Arkansas Project, Smackover Lithium completed the environmental studies and assessment required under NEPA. In May 2026, the U.S. Department of Energy ("DOE") completed its NEPA review and issued a FONSI based on the environmental assessment prepared and did not impose any further mitigation measures or conditions on the South West Arkansas Project. This outcome reflects our detailed plans, which minimize environmental disturbance and align with Smackover Lithium's commitment to responsible lithium production.

Receipt of a FONSI marks the successful completion of the U.S. federal government’s NEPA review process for the South West Arkansas Project, which was required in connection with the awarding of a $225 million grant from the DOE’s Office of Critical Minerals and Energy Innovation to support development of the initial phase of the project, which was awarded in January 2025. The South West Arkansas Project was assisted in this timely review process by its designation as a priority critical mineral project in the Fast-41 Program under Executive Order 14241: Immediate Measures to Increase American Mineral Production. There are no further federal government reviews or approvals expected in order to make an FID for the South West Arkansas Project.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

Comparison of Three Months Ended June 30, 2026 and 2025

The following table sets forth our results of operations for the three months ended June 30, 2026 and 2025 (in thousands).

	Three months ended June 30,
	2026	2025
Expenses
General and administrative	$3,047	$2,321
Demonstration Plant operations	1,427	1,137
Management and directors’ fees	551	505
Share-based compensation	1,696	1,866
Other	7	6
Foreign exchange (gain) loss	(2,684)	719
Loss from operations	4,044	6,554
Investment loss from Smackover Lithium	(1,478)	(1,260)
Fair value gain on financial asset – FID	192	2,542
Fair value gain (loss) on Investment in Aqualung	113	(238)
Interest income	1,056	230
Interest expense	(5)	(8)
Net loss before income taxes	(4,166)	(5,288)
Deferred income tax benefit	1,114	306
Net loss	$(3,052)	$(4,982)

Revenue

As of June 30, 2026, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, BC corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related back-office professional and corporate costs. General and administrative costs were $3.0 million for the three months ended June 30, 2026, as compared to $2.3 million for the three months ended June 30, 2025. The $0.7 million or 31% increase was primarily driven by higher office and administration expenses, consulting fees and salaries and benefits associated with the expansion of our corporate team to support the advancement of the South West Arkansas Project towards a potential FID, as well as ongoing leasehold expansion and project development activities for our East Texas Properties. While project-specific expenditures are primarily incurred by SWA Lithium and Texas Lithium, corporate-level resources were expended to provide strategic, managerial, governance and development oversight.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicles, waste, disposal and recycling fees, and ongoing testing expenses. Demonstration Plant costs were $1.4 million for the three months ended June 30, 2026, as compared to $1.1 million for the three months ended June 30, 2025. The $0.3 million, or 26%, increase was driven by higher personnel and supplies costs associated with research and development

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

activities related to our proprietary SiFT technology as well as maintenance and improvement activities undertaken at the Demonstration Plant.

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $0.6 million for the three months ended June 30, 2026, materially consistent with $0.5 million for the three months ended June 30, 2025, reflecting slight increases in compensation levels and no changes in headcount.

Share-based compensation

Share-based compensation was $1.7 million for the three months ended June 30, 2026 as compared to $1.9 million for the three months ended June 30, 2025. The $0.2 million, or 9%, decrease was primarily attributed to certain tranches of previously granted share-based awards becoming fully vested prior to the current period, resulting in a lower compensation expense recognized during the period. This decrease was partially offset by the compensation expense recognized for new share-based compensation awards granted subsequent to the comparative period.

Foreign exchange (gain) loss

We recorded a foreign exchange gain of $2.7 million and loss of $0.7 million for the three months ended June 30, 2026 and 2025, respectively. The foreign exchange gain during the three months ended June 30, 2026 primarily reflects remeasurement gains on USD-denominated cash balances held by one of our Canadian-dollar functional currency entities, resulting from USD appreciation relative to the Canadian dollar during the period. Higher USD cash balances increased our exposure to foreign exchange fluctuations relative to the three months ended June 30, 2025, which reflected lower USD cash balances and USD depreciation relative to the Canadian dollar and resulted in a foreign exchange loss.

Fair value gain on financial asset – FID

During the three months ended June 30, 2026, we recorded a fair value gain on our financial asset – FID of $0.2 million primarily related to SWA Lithium. The increase in fair value is primarily attributable to the passage of time as we progress towards FID at the South West Arkansas Project. This reflects continued achievement of key de-risking milestones.

During the three months ended June 30, 2025, we recorded a fair value gain of $2.5 million on our financial asset – FID. The change in fair value was primarily attributable to the passage of time.

Investment loss from Smackover Lithium

During the three months ended June 30, 2026 and 2025, we recorded investment losses from Smackover Lithium of $1.5 million and $1.3 million, respectively. The increase was attributable to our share of the net losses of Smackover Lithium, reflecting higher project development, commercial, financing, and corporate support costs incurred as we progress towards a potential FID at the South West Arkansas Project.

Fair value gain (loss) on Investment in Aqualung

During the three months ended June 30, 2026 and 2025, we recorded a fair value gain of $0.1 million and a fair value loss of $0.2 million, respectively, resulting from foreign exchange translation effects.

Interest income

We earned $1.1 million and $0.2 million of interest income, net of fees primarily from interest earned on cash balances held in savings accounts during the three months ended June 30, 2026 and 2025, respectively. The $0.9 million increase was

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

driven primarily by a higher average cash balance during the period, reflecting proceeds from financing activities, and the resultant interest earned on higher cash balances.

Deferred income tax benefit

We had a deferred income tax benefit of $1.1 million and $0.3 million for the three months ended June 30, 2026 and 2025, respectively. The income tax benefit for the three months ended June 30, 2026 and the three months ended June 30, 2025 was primarily driven by the loss before income taxes for the periods.

Net loss

We had a net loss of $3.1 million for the three months ended June 30, 2026, as compared to net loss of $5.0 million for the three months ended June 30, 2025. During the three months ended June 30, 2026, our net loss was primarily due to ongoing development-stage operating costs and our share of investment loss from Smackover Lithium, partially offset by a foreign exchange gain and interest income recognized during the period. During the three months ended June 30, 2025, net loss was primarily driven by ongoing development-stage operating costs and investment loss from Smackover Lithium. This was partially offset by a fair value gain recognized on our Financial asset — FID.

Comparison of Six Months Ended June 30, 2026 and 2025

The following table sets forth our results of operations for the six months ended June 30, 2026 and 2025 (in thousands).

	For the six months ended June 30,
	2026	2025
Expenses
General and administrative	$5,194	$4,565
Demonstration Plant operations	2,733	1,992
Management and directors’ fees	1,082	982
Share-based compensation	2,961	3,286
Separation benefits	—	100
Other	13	12
Foreign exchange (gain) loss	(4,905)	721
Loss from operations	7,078	11,658
Investment loss from Smackover Lithium	(2,980)	(2,244)
Fair value (loss) gain on financial asset – FID	(644)	3,283
Fair value gain on Investment in Aqualung	204	2,752
Interest income	2,329	480
Interest expense	(9)	(18)
Net loss before income taxes	(8,178)	(7,405)
Deferred income tax benefit	2,388	873
Net loss	$(5,790)	$(6,532)

Revenue

As at June 30, 2026, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs were $5.2 million for the six months ended June 30, 2026, as compared to $4.6 million for the six months ended June 30, 2025. The $0.6 million, or 14% increase was primarily driven by higher office and administration expenses, consulting fees and salaries and benefits associated with the expansion of our corporate team to support the advancement of the South West Arkansas Project towards a potential FID, as well as ongoing leasehold

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

expansion and project development activities for our East Texas Properties. While project-specific expenditures are primarily incurred by SWA Lithium and Texas Lithium, corporate-level resources were expanded to provide strategic, managerial, governance, and development oversight.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicles, waste, disposal and recycling fees, and ongoing testing expenses. Demonstration Plant costs were $2.7 million for the six months ended June 30, 2026, as compared to $2.0 million for the six months ended June 30, 2025. The $0.7 million, or 37%, increase was driven by higher personnel and supplies costs associated with research and development activities related to our proprietary SiFT technology as well as maintenance and improvement activities undertaken at the Demonstration Plant.

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $1.1 million for the six months ended June 30, 2026, materially consistent with $1.0 million for the six months ended June 30, 2025, reflecting slight increases in compensation levels and no changes in headcount.

Share-based compensation

Share-based compensation was $3.0 million for the six months ended June 30, 2026 as compared to $3.3 million for the six months ended June 30, 2025. The $0.3 million, or 10%, decrease reflects a lower compensation expense recognized for previously granted share-based awards that became fully vested prior to the current period, as well as the recognition in the prior-year period of the full expense related to an option grant that vested immediately. The decrease was partially offset by compensation expense recognized for new share-based compensation awards granted during 2025 and 2026, and is a reflection of our continued growth as well as a focus on aligning compensation for our employees to shareholder value.

Separation benefits

Separation benefits were $0.1 million for six months ended June 30, 2025. Such costs are attributable to a severance payment made to a former employee. There were no such costs incurred during the six months ended June 30, 2026.

Foreign exchange (gain) loss

We recorded foreign exchange gain of $4.9 million and loss of $0.7 million for the six months ended June 30, 2026 and 2025, respectively. The foreign exchange gain during the six months ended June 30, 2026 primarily reflects remeasurement gains on USD-denominated cash balances held by one of our Canadian-dollar functional currency entities, resulting from USD appreciation relative to the Canadian dollar during the period. Higher USD cash balances increased our exposure to foreign exchange fluctuations relative to the six months ended June 30, 2025, which reflected lower USD cash balances and USD depreciation relative to the Canadian dollar resulted in a foreign exchange loss.

Fair value (loss) gain on financial asset – FID

During the six months ended June 30, 2026, we recorded a fair value loss on our Financial asset – FID of $0.6 million including a loss of $0.7 million for Texas Lithium, partially offset by a gain of $0.1 million for SWA Lithium.

For SWA Lithium, the positive effects of continued advancement of project development activities led to an increase in fair value during the period; however this increase was partially offset by a decrease in fair value due to updated assumptions regarding expected timing of milestone achievements and FID, and a resultant increase in discounting, causing a net increase in fair value of approximately $0.1 million.

For Texas Lithium, updated assumptions regarding expected timelines of milestone achievement and FID, and a resultant increase in discounting, resulted in a decrease in fair value of approximately $0.7 million during the period. These updated

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

assumptions reflect the anticipated sequencing of development activities following advancement of the South West Arkansas Project, consistent with our project execution strategy, and represent revisions to expected milestone timing rather than a change in the overall probability of achieving FID.

During the six months ended June 30, 2025, we recorded a fair value gain of $3.3 million on our Financial asset – FID associated with future payments contingent on reaching FID. The increase in fair value was primarily attributable to the passage of time as the project advanced toward FID, together with a reduction in the probability of an unsuccessful FID for the South West Arkansas Project, reflecting the achievement of key milestones and continued project de-risking.

Fair value gain on Investment in Aqualung

During the six months ended June 30, 2026, we recorded a fair value gain of $0.2 million resulting from foreign exchange translation effects. During the six months ended June 30, 2025, we recorded a fair value gain of $2.8 million primarily as a result of an equity financing transaction completed by Aqualung in which we did not participate.

Investment loss from Smackover Lithium

During the six months ended June 30, 2026 and 2025, we recorded investment losses from Smackover Lithium of $3.0 million and $2.2 million, respectively. The increase was attributable to higher expenditures within SWA Lithium in connection with commercial and financing initiatives, including associated legal and advisory services, as well as increased corporate and administrative support costs as we progress towards a potential FID at the South West Arkansas Project. Texas Lithium also experienced higher costs during the period, primarily reflecting increased personnel, consulting, and operational support as activities advanced. These expenditures were expensed by SWA Lithium and Texas Lithium in accordance with their accounting policies and are reflected in our share of loss under the equity method of accounting.

Interest income

We earned $2.3 million and $0.5 million of interest income, net of fees primarily from interest earned on cash balances held in savings accounts during the six months ended June 30, 2026 and 2025, respectively. The $1.8 million increase was driven primarily by a higher average cash balance during the period, reflecting proceeds from financing activities, and the resultant interest earned on higher cash balances.

Deferred income tax benefit

We had a deferred income tax benefit of $2.4 million for the six months ended June 30, 2026 and a deferred income tax benefit of $0.9 million for the six months ended June 30, 2025. The deferred income tax benefit for both periods was primarily driven by the loss before income taxes for the period.

Net loss

We had a net loss of $5.8 million for the six months ended June 30, 2026, as compared to net loss of $6.5 million for the six months ended June 30, 2025. During the six months ended June 30, 2026, our net loss was primarily due to ongoing development-stage operating costs and our share of the investment loss from Smackover Lithium, partially offset by a foreign exchange gain and interest income recognized during the period. During the six months ended June 30, 2025, net loss was primarily attributable to ongoing development-stage operating costs and our share of the investment loss from Smackover Lithium. These impacts were partially offset by a fair value gain recognized on our Financial asset – FID and a fair value gain recognized on our investment in Aqualung following an equity financing completed by Aqualung in which we did not participate.

SHARE ISSUANCES

ATM Share Issuances

On August 8, 2025, we announced the establishment of an at-the-market ("ATM") equity program allowing us to issue and sell up to $50.0 million of common shares from treasury to the public (the "Current ATM program").

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

During the three and six months ended June 30, 2026, we issued a total of 3,139,330 and 5,361,672 common shares, respectively, under the Current ATM program which superseded our previous ATM (the "Previous ATM program") at an average price of $3.59 and $4.12, respectively per share. Gross proceeds provided were $11.3 million and $22.1 million, respectively, during the three and six months ended June 30, 2026 and net proceeds provided were $11.0 million and $21.5 million, respectively.

During the three and six months ended June 30, 2025, we issued a total of 6,551,590 and 11,162,960 common shares, respectively, under the Previous ATM program at an average price of $1.72 and $1.66, respectively per share. Gross proceeds provided were $11.3 million and $18.5 million, respectively, during the three and six months ended June 30, 2025 and net proceeds provided were $11.0 million and $18.0 million, respectively.

Other Share Issuances

During the six months ended June 30, 2026, we issued 685,000 common shares upon the exercise of options ("Options") at a weighted average exercise price of $2.83. There were no such issuances during the three months ended June 30, 2026.

During the six months ended June 30, 2026, we issued 495,612 common shares upon the vesting of restricted share units ("RSUs") and 55,762 common shares upon the conversion of deferred share units ("DSUs") to Shares. There were no such issuances during the three months ended June 30, 2026.

EQUITY GRANTS

During the six months ended June 30, 2026, we granted 1,167,981 Options, 802,543 RSUs, and 216,720 DSUs to directors, management and employees and contractors of Standard Lithium. There were no such grants during the three months ended June 30, 2026.

During the three months ended June 30, 2025, we granted 400,000 Options to an employee of Standard Lithium.

During the six months ended June 30, 2025, we granted 2,556,452 Options, 1,463,192 RSUs, and 501,856 DSUs to directors, management and employees of Standard Lithium.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected unaudited condensed consolidated interim financial information for the last eight quarters. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB ("IFRS Accounting Standards"), stated in USD (in thousands):

Quarter Ended	Total Revenues	Net Loss	Basic and diluted loss per share
September 30, 2024	$—	$(4,829)	$(0.03)
December 31, 2024	$—	$(24,682)	$(0.13)
March 31, 2025	$—	$(1,550)	$(0.01)
June 30, 2025	$—	$(4,982)	$(0.03)
September 30, 2025	$—	$(6,121)	$(0.03)
December 31, 2025	$—	$(35,745)	$(0.15)
March 31, 2026	$—	$(2,738)	$(0.01)
June 30, 2026	$—	$(3,052)	$(0.01)

Net loss has fluctuated across recent quarters, primarily due to a combination of one-time and non-cash items, including fair value adjustments and impairment charges.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

The net loss in the fourth quarter of 2024 was primarily attributable to an impairment expense related to our California Properties.

The net loss narrowed in the first quarter of 2025, supported by a fair value gain recognized on our investment in Aqualung following an equity transaction completed by Aqualung in which we did not participate. This gain partially offset continuing development-stage operating costs and helped mitigate the overall loss for the period.

The net loss further increased during the second and third quarters of 2025. During the third quarter of 2025, general and administrative expenses increased as we accelerated activities on our projects, including the completion of the DFS for the South West Arkansas Project and publishing the maiden inferred mineral resource estimate for the Franklin Project. Additionally, there was a reduction of fair value gain recognized on financial assets associated with the probability of achieving FID at our South West Arkansas Project given minimal changes in the probability assessment during the quarter.

The net loss further increased during the fourth quarter of 2025, largely attributable to an impairment expense related to a previous project at the LANXESS' property. The non-cash charge reflected a reassessment of the carrying value in light of strategic and capital allocation considerations.

The net loss continued in the first quarter of 2026, primarily driven by investment losses from Smackover Lithium and loss on our Financial asset – FID, partially offset by a foreign exchange gain and interest income recognized during the period.

The net loss continued in the second quarter of 2026, primarily driven by ongoing development-stage operating costs and our share of the investment loss from Smackover Lithium, partially offset by a foreign exchange gain and interest income recognized during the period.

Overall, fluctuations in net loss over these quarters primarily reflect fair value accounting adjustments and asset impairments, rather than changes in core operating performance.

LIQUIDITY AND CAPITAL RESOURCES

We do not have a mineral property in commercial production and consequently do not receive revenue from the sale of lithium-based products. We currently have no operations that generate cash flow. We have financed our operations primarily through the issuance of common shares. Our continued operations are dependent on our ability to complete sufficient equity, debt or other financings or to generate cash flow.

As of June 30, 2026 and December 31, 2025, we had working capital of $137.1 million and $147.6 million, respectively. Cash at June 30, 2026 and December 31, 2025 totaled $137.3 million and $152.3 million, respectively.

Cash flows

	For the six months ended June 30,
	2026	2025
Net cash used in operating activities	$(9,002)	$(7,040)
Net cash used in investing activities	(27,245)	(8,239)
Net cash provided by financing activities	21,344	17,859
Effect of exchange rates on cash	(160)	30
Net change in cash	(15,063)	2,610
Cash, beginning of period	152,314	31,177
Cash, end of period	$137,251	$33,787

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

During the six months ended June 30, 2026, we had a net cash outflow of $15.1 million, primarily driven by $27.2 million of capital contributions to advance the development of the projects held by Smackover Lithium, along with $9.0 million of operating expenditures primarily related to Demonstration Plant operations and back-office professional and corporate costs. These cash outflows were partially offset by financing cash inflows of $21.3 million, primarily attributable to proceeds from the issuance of common shares under our Current ATM program and proceeds received in connection with the exercise of Options.

During the six months ended June 30, 2025, we had a net cash inflow of $2.6 million primarily driven by $18.0 million in net proceeds from the issuance of common shares under our Previous ATM program. These inflows were offset by $8.3 million of capital contributions to advance the development of the projects held by Smackover Lithium, along with $7.0 million of operating expenditures primarily related to Demonstration Plant testing and operations and back-office support functions.

Contractual Obligations

Contractual obligations are as follows (in thousands):

	Payments due by periods
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Obligations Under Office Leases	$166	$143	$23	$—	$—
Other Obligations	1,155	109	937	109	—
Total	$1,321	$252	$960	$109	$—

Management expects to have sufficient access to capital to continue advancing toward FID for the initial phase of our South West Arkansas Project and for currently budgeted operations through June 30, 2027 via cash held on our balance sheet and alternative forms of financing. However, we expect that additional sources of capital will be required in order to take FID and begin construction at the initial phase of the South West Arkansas Project, and to continue expanding our leasehold position and de-risking the East Texas Properties. These activities may be funded through equity or debt financings, non-core asset sales, non-dilutive funding sources, or other financing alternatives in order to achieve our development objectives. There can be no certainty that such additional funds may be raised on a timely basis or on terms acceptable to us when required.

Other than our normal business activities, we do not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. We do not engage in currency hedging to offset any risk of currency fluctuations.

LITIGATION MATTERS

On January 27, 2022, a putative securities class action lawsuit was filed against us and certain former executives in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired our publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding our LiSTR DLE technology and "final product lithium recovery percentage" at our DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. On September 28, 2025, the court dismissed the amended complaint in full. On October 29, 2025, the plaintiff filed a notice of appeal, which was fully briefed on May 13, 2026. As of June 30, 2026, we have not recorded any provision associated with this matter, as there is no probable outflow that can be reasonably determined at this time.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are our directors and officers, who are responsible for planning, directing and controlling our activities.

Compensation to key management is comprised of the following (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Management and director fees(1)	$551	$505	$1,082	$982
Share-based compensation	1,051	1,390	1,861	2,563
	$1,602	$1,895	$2,943	$3,545

(1) Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on our interim condensed consolidated statement of comprehensive loss.

Related party receivables are included in Other current assets and receivables and related party payables are included in Accounts payable and accrued liabilities on our consolidated statements of financial position. The balances as of the periods indicated are as follows (in thousands):

	June 30, 2026	December 31, 2025
Receivables
Smackover Lithium(1)	$2,789	$3,226
Total	$2,789	$3,226

Accounts payable and accrued liabilities
Smackover Lithium(2)	$4,700	$4,700
Management and directors(3)	633	2,160
Total	$5,333	$6,860

(1)
Amounts due from the Smackover Lithium entities represent receivables for reimbursement of costs paid by us on behalf of these entities.
(2)
Accounts payable and accrued liabilities due to Smackover Lithium as of June 30, 2026 and December 31, 2025 represents $4.0 million cash received from Smackover Lithium and is held by us in a separate account and designated for working capital needs and is currently due. In addition, a $0.7 million payable, related to a cash collateralized letter of credit that is held by us on behalf of Smackover Lithium, remained outstanding as of June 30, 2026 and December 31, 2025.
(3)
Amounts due to management and directors primarily include accrued management and director compensation. As of June 30, 2026, the balance of $0.6 million primarily includes accrued incentive compensation earned during the period. As of December 31, 2025, the balance of $2.2 million primarily reflects accrued incentive compensation for the full year, amounts payable to a director relating to funds received during the period, and expense reimbursements payable to management.

OUTSTANDING SHARE DATA

Our authorized capital consists of an unlimited number of common voting shares and preferred shares without nominal or par value.

As of the date of this MD&A, there were 246,784,162 common shares issued and outstanding, and 12,161,679 Options, 2,154,683 DSUs and 2,425,248 RSUs outstanding.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, and contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The critical accounting estimates used in the preparation of our condensed consolidated interim financial statements for the three and six months ended June 30, 2026 are the same as the key sources of estimation uncertainty disclosed in Note 2 of our consolidated financial statements for the year ended December 31, 2025.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are recognized when we become a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and we have transferred substantially all risks and rewards of ownership. Our financial instruments consist of cash, restricted cash, receivables, long-term investments, financial assets, accounts payable and accrued liabilities. All of our financial instruments are classified into financial assets and liabilities measured at amortized cost, other than our investment in Aqualung and the Financial Asset – FID, which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For additional details about our financial instruments please refer to Note 9 of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions regarding required public disclosure.

As described below, in our assessment of the effectiveness of our internal control over financial reporting as of June 30, 2026, management has concluded that, as of the end of the period covered by this MD&A, disclosure controls and procedures are designed effectively to ensure that information required to be disclosed in reports that we file or submit are (i) recorded, processed, summarized and reported within the time periods specified in the applicable Canadian securities laws and SEC rules and forms, and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required public disclosure. Management believes the financial statements fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS Accounting Standards.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the U.S. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS Accounting Standards.

An evaluation of our internal controls over financial reporting as of June 30, 2026 was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework (2013).

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Six Months Ended June 30, 2026 and 2025

There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2026, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

LIMITATION OF CONTROLS AND PROCEDURES

Management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal controls, circumventing controls by the individual acts of some persons, by collusion of two or more persons, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on our future operating and financial performance and could cause our operating and financial performance to differ materially from the estimates described in our forward-looking information. These risks include widespread risks associated with any form of business and specific risks associated with our business and involvement in the lithium exploration and development industry. Readers are advised to review and consider the risk factors disclosed in the AIF available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.